SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                         For the Month of February, 2004
                         Commission File Number 0-30860

                                Axcan Pharma Inc.
                                -----------------
                           (Exact Name of Registrant)

         597, boul. Laurier, Mont-Saint-Hilaire (Quebec), Canada J3H 6C4
         ---------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F                 Form 40-F
                                                         X
                         ---------                 ---------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes                       No
                                                      X
                            ---                       ---

This Form 6-K consists of: A press release issued by Axcan Pharma Inc. on February 5, 2004, entitled "Axcan Reports Strong First Quarter 2004 Results Revenue up 52% to $57.6 Million."

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            AXCAN PHARMA INC.

Date: February 10, 2004                     By:     /s/ Jean Vezina
                                                    ------------------
                                            Name:    Jean Vezina
                                            Title:   Vice-President, Finance and
                                                     Chief Financial Officer